Jeffrey S. Marks, Esq.

9 Chatelaine

Newport Coast, California 92657

(949) 887-8877

June 27, 2016

Via Edgar and E-mail

Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549-7410

Attn: Jennifer Gowetski

Re:	TRP Fund VII LLC Draft Offering Statement on Form 1-A Submitted April 15, 2016 CIK No. 0001671793

Dear Ms. Gowetski:

This letter is submitted on behalf of our client TRP Fund VII LLC (the “Company”), regarding the Company’s offering statement on Form 1-A, filed April 15, 2016.  The following are the Company’s responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), specified in the Commission’s letter dated May 13, 2016; referencing where appropriate, the revisions made in Amendment No. 1 to the Form 1-A which was filed on or about the date of this letter. For your convenience, we have included each of your comments before each of the Company’s responses, and they correspond to the headings and order of the paragraphs in your letter.  References in this letter to “we,” “our” or “us” mean the Company as the context may require.

General

1.	Comment: We note that you are a limited liability company that intends to invest in residential and commercial properties and that you have not as yet identified any properties to acquire with the net proceeds of this offering. As a result, your offering appears to constitute a “blind-pool” offering. Accordingly, as applicable, please provide the disclosure required by Industry Guide 5 or tell us why such disclosure should not be provided in this document. Please refer to Release No. 33-6900 (June 17, 1991), Securities Act Forms Compliance and Disclosure Interpretation 128.06 and Item 7(c) of Part II of Form 1-A. For example purposes only, please provide cover page summary risk factors and prior performance disclosure.

Response: The Company believes that a substantial amount of the disclosure required by Guide 5 is already set forth in the Offering Statement, as further described below. Nevertheless, the Company has endeavored to provide the disclosure prescribed by Guide 5 to the extent that the Company believes that such disclosure is applicable and appropriate and would be helpful to potential investors. In particular, the Company notes the following with respect to the items outlined in Guide 5, that the Company believes are addressed or are not applicable to the Company or the offering.

·	Item 1. The Company has revised the cover page of the Offering Statement in response to the Staff’s comment and in accordance with the relevant information called for by Item 1 of Guide 5.
·	Item 2. The Offering Statement includes statements regarding investor suitability standards.

·	Item 3. The Company believes that it has fully described its structure and how it intends to use the proceeds of the offering in the “Offering Summary,” “Use of Proceeds,” and “Business” sections of the Offering Statement.

·	Item 4. The information required by Item 4 that is applicable to the Company is fully disclosed in the “Management Compensation” Section of the Offering Statement.

·	Item 5. The Company believes that its disclosure, as amended, regarding “conflicts of interest” provides the relevant information required under Item 5.

·	Item 6. The Company believes that this item, discussing fiduciary obligations of the Managing Member has been adequately addressed in the Offering Statement in “Risk Factors” and “Securities Being Offered”.

·	Item 7. The Company believes that its disclosure in the section of the Offering Statement entitled “Risk Factors” provides the relevant information called for by Item 7.

·	Item 8. The Company believes that the extensive disclosure required by Item 8 is not relevant, and would be confusing to investors, as it relates to activities in completely different markets.

·	Item 9. The Company believes that its disclosure in the section of the Offering Statement entitled “Management” provides the relevant information called for by Item 9.

·	Item 10. The Company believes that its disclosure in the section of the Offering Statement entitled “Investment Policies and Policies with Respect to Certain Activities” provides the relevant information called for by Item 10.

·	Item 11. The Company believes that its added disclosure in the section of the Offering Statement entitled “Business” provides the relevant information called for by Item 11.

·	Item 12. The Company believes that its disclosure in the section of the Offering Statement entitled “Material Federal Income Tax Considerations” provides the relevant information called for by Item 12.

·	Item 13. The Company believes that its disclosure throughout the Offering Statement is either non-technical in nature or is not susceptible to varying methods of computation and, therefore, that the requirement of Item 13 is not applicable.

·	Item 14. The Company believes the descriptions of the material provisions of the Company’s Operating Agreement in the section of the Offering Statement entitled “Securities Being Offered” provide the relevant information called for by Item 14.

·	Item 15. The Company believes that its disclosure in the “Securities Being Offered” section of the Offering Statement provides the relevant information called for by Item 15.

·	Item 16. The Company believes that its disclosure in the Offering Statement provides the relevant information called for by Item 16.

·	Item 17. The Company has no redemption or repurchase rights and the same is stated in the “Securities Being Offered” section of the Offering Statement.

·	Item 18. The Company believes that a disclosure under Item 18 is inapplicable. The Company currently has no intention to engage in any of the activities proscribed under Item 18.

·	Item 19. Any sales material used has been filed as Exhibit 13.1 to the Offering Statement.

·	Item 20. The Company believes that the Offering Statement provides the relevant information required.

2.           Comment: We note the references to TRP Fund VII LLC on the website of TwinRock Partners, which wholly owns and controls the managing member of TRP Fund VII LLC. See http://www.twinrockpartners.com/global-real-estate. Please provide your analysis as to how these communications comply with Regulation A and Section 5 under the Securities Act.

Response: The appropriate legends were inadvertently omitted from the Company’s website. We have revised both the text on the website and on the documents linked to the website to conform with the provisions of Rule 255.

3.           Comment: We note that you are offering 8% Preferred Membership Interests. We further note that preferred returns will not commence accruing on the subscription amounts until such time as the applicable funds are transferred to your operating account and the managing member need not transfer funds on a pro rata or first in basis. In addition, you state that the managing member shall, in its discretion, determine the timing and amount of distributions. Please provide an analysis detailing how you determined it was appropriate to describe the securities as 8% Preferred Membership Interests. As part of your analysis and without limitation, please include how you considered that you are a blind pool and the managing member’s ability to determine the timing of distributions, the amount of distributions and when funds are transferred to your operating account. We may have further comment.

Response: Taking into account the Staff’s comments, we have changed the name of the securities to “Preferred Membership Interests.”

Cover Page

4.            Comment: Please revise to include the approximate date of commencement. Please refer to Item 1(i) of Form 1-A.

Response: The Company has revised the cover page of the prospectus in response to the Staff’s comment.

Risk Factors

5.           Comment: Please revise to add risk factor disclosure, if true, that you may change your investment guidelines without shareholder notice, and that you may pay distributions from any source, including use of proceeds and borrowings, and that this could result in further dilution to shareholders. Please also revise to add a risk factor to disclose your net losses to date.

Response: The Company has added the following risk factor in response to the Staff’s comments: “We have had no revenue to date and have incurred only losses since inception”. The Company’s payment of distributions would not result in any dilution. Therefore, the Company has not disclosed the same of the Offering Statement. We have also added a risk factor disclosing our net losses to date.

The interests of our Managing Member, its principals and its other affiliates may conflict with your interests, page 8

6.           Comment: Please expand your disclosure in this risk factor to provide more details regarding the conflicts of interest that you, you Managing Member and your Managing Member’s affiliates will face.

Response: The Company has expanded the disclosure in the risk factors to provide more details regarding the conflicts of interest.

Use of Proceeds, page 10

7.           Comment: We note that you will reimburse your manager for expenses incurred in connection with your organization and offering. Please revise to disclose the amount of reimbursable costs incurred to date.

Response: The Company has revised “Use of Proceeds” to include the expenses the Managing Member has incurred to date in connection with the Company’s organization and offering.

Business, page 11

8.           Comment: We note the references to TRP Fund VII LLC on the website of TwinRock Partners that indicates that TRP Fund VII LLC will invest in distressed real estate. We further note your disclosure on page 12 that your investment strategy is to take advantage of the recent downturn in oil prices, the weak Canadian dollar and to capitalize on what we believe are currently under-valued and distressed areas in Alberta, Canada. Please revise throughout your offering statement to clarify and highlight that you intend to invest in distressed real estate, including applicable risk factor disclosure, or advise.

Response: The Company intends to invest in real estate in distressed areas, however, may not invest in distressed real estate. Nevertheless, the Company has revised the offering statement to clarify and highlight that the Company may invest in distressed real estate, and has added an applicable risk factor disclosure.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 16

9.           Comment: We note your disclosure on page 16 that offering proceeds will be applied to investment in properties and the payment or reimbursement of selling commissions and other fees, expenses and uses. We note that this appears to contradict your disclosure on page 19 that neither your Managing Member nor its affiliates will receive any selling commissions or fees in connection with the offer and sale of your membership units. Please revise throughout to clarify.

Response: The sales commissions and fees refers to real estate broker fees and commissions required to be paid in connection with the acquisition of properties. We have revised the Management’s Discussion and Analysis of Financial Condition and Results of Operations to clarify the same.

Management Compensation, page 19

10.           Comment: Please revise to estimate front-end fees, such as acquisition fees, to be paid during the first fiscal year of operations or advise.

Response: It is very difficult to estimate front-end fees, such as acquisition fees, to be paid during the first fiscal year of operations. The Company, however, has made such estimates.

Interest of Management and Others in Certain Transactions, page 22

11.           Comment: The waiver contained in the first paragraph of this section appears to conflict with Section 14 of the Securities Act of 1933. Please revise accordingly or advise.

Response: The Company has removed the waiver language as requested by the Staff.

Plan of Distribution, page 27

12.           Comment: Please revise to identify all officers and directors who will be participating in the offering by the company and state the exemption from registration as a broker-dealer upon which they plan to rely.

Response: The Company has revised the Offering Statement to include the requested language.

The changes reflected in Amendment No. 1 have been made in response to the Staff’s comments and for the purpose of updating and revising certain other information. I hope this response letter and the amendments to the above referenced filing adequately address the issues raised in your comment letter dated May 13, 2015.

If you should require any additional information or clarification, please do not hesitate to contact me at 949-887-8877.

Very truly yours,

Jeffrey S. Marks